                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration Number 333-50469

Prospectus Supplement
(To Prospectus dated April 24, 1998)

NALCO CHEMICAL COMPANY

$150,000,000
6 1/4% NOTES DUE 2008                                                      LOGO


The 6 1/4% Notes due 2008 (the "Notes") mature on May 15, 2008. Interest on the Notes is payable semi-annually on May 15 and November 15, commencing November 15, 1998. The Notes will not be redeemable by the Company prior to maturity. The Notes will not be subject to any sinking fund. See "Description of the Notes."

The Notes will be represented by one or more global registered securities (the "Global Securities") registered in the name of the nominee of The Depository Trust Company, which will act as the Depository. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described herein, Notes in definitive form will not be issued.

           ---------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           ---------------------------------------------------------

-------------------------------------------------------------------------------

            Price to     Underwriting Proceeds to
            Public(1)    Discount(2)  Company(1)(3)

---------------------------------------------------

 Per Note   99.559%        .65%       98.909%
 Total      $149,338,500   $975,000   $148,363,500

-------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from May 12, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $220,500.

           ---------------------------------------------------------

The Notes are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depository on or about May 12, 1998.

CHASE SECURITIES INC.

               BANCAMERICA ROBERTSON STEPHENS

                                            FIRST CHICAGO CAPITAL MARKETS, INC.

The date of this Prospectus Supplement is May 7, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

                                  THE COMPANY

  Nalco Chemical Company is in the business of providing services, chemicals, technology, equipment, and systems (monitoring and surveillance) used in water treatment, pollution control, energy conservation, steelmaking, papermaking, mining and mineral processing, electricity generation, other industrial processes, and commercial building utility systems. Service chemicals are developed, formulated, and manufactured to meet specific customer needs. They are part of value added programs designed to help customers maintain a high level of operating performance and efficiency in their facilities, improve the quality of customers' end products, or help customers meet environmental discharge limits in a cost-effective way. The Company's products are used for purposes such as: control of scale, corrosion, foam and fouling in cooling systems, boilers, and other equipment; clarification of water; separation of liquids and solids; improving combustion; control of dust; lubrication and corrosion protection in rolling, drawing and forming of metals; improving production of pulp and qualities of paper; recovery of minerals; and specialized process applications in a variety of industries. The quality and on-site availability of technical expertise provided through highly qualified personnel are very important considerations to customers. The effective use of the Company's products requires a substantial amount of problem solving, monitoring, and technical assistance on the part of Company employees.

  Service chemicals are usually marketed through the Company's own organization because of the high degree of technical service required. The worldwide field sales force is trained in the application and use of Nalco service chemicals, and is supported by a marketing and research staff of specialists in the technology and use of various Nalco service chemicals. The Company's principal method of competition is based on quality service, product performance and technology through safe, practical applied science.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes will be used to retire outstanding commercial paper bearing an effective interest rate of approximately 5.51% and maturing within the next thirty days. The commercial paper to be retired was incurred in connection with acquisitions made by the Company within the past six months. Pending any such application, the proceeds may be invested in short-term securities.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The statements herein concerning the Notes and the Indenture do not purport to be complete. All such statements are qualified in their entirety by reference to the accompanying Prospectus and the provisions of the Indenture, the form of which has been filed with the Securities and Exchange Commission.

  The Notes offered hereby constitute a single series of Securities to be issued under an Indenture, dated as of May 1, 1998, between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). The Trustee will initially be the securities registrar and paying agent (the "Paying Agent"). The Notes will be issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof.

  The Notes will be represented by one or more Global Securities (as defined in the accompanying Prospectus) registered in the name of a nominee of DTC. The ownership interests ("Book-Entry Interests") in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee for such Global Securities and on the records of DTC participants. Except as described below and in the accompanying Prospectus, owners of Book-Entry Interests will not be considered the holders thereof and will not be entitled to receive physical delivery of Notes in definitive form. If the book-entry system is discontinued, including if DTC is at any time unwilling or unable to continue as Depository, the Company will issue individual Notes to owners of Book-Entry Interests in exchange for the Global Securities. See "Description of Securities--Book-Entry Securities" in the accompanying Prospectus.

  Settlement for the Notes will be made by the Underwriters in immediately available funds, and all payments of principal, premium, if any, and interest on the Notes will be made by the Company in immediately available funds.

  The Notes will mature on May 15, 2008 and will be limited to $150 million aggregate principal amount. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months and will be payable semi-annually on each May 15 and November 15 (each, an "Interest Payment Date"), commencing November 15, 1998. Interest payable on each Interest Payment Date will include interest accrued from May 12, 1998 or from the most recent Interest Payment Date to which interest has been paid or duly provided for to, but excluding, such Interest Payment Date. Interest payable on any Interest Payment Date will be payable to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the May 1 or November 1, as the case may be, next preceding such Interest Payment Date. Payments of principal, premium, if any, and interest to owners of Book-Entry Interests are expected to be made in accordance with the Depository's and its participants' procedures in effect from time to time. Principal of, premium, if any, and interest on Notes in definitive form will be payable at the office or agency of the Company maintained for such purpose in New York, New York, which initially will be the office of the Paying Agent.

  The Notes will not be redeemable by the Company prior to maturity. The Notes will not be subject to any sinking fund.

  The provisions of Section 13.2 and 13.3 of the Indenture relating to defeasance and covenant defeasance, described in the accompanying Prospectus under "Description of Securities--Defeasance and Covenant Defeasance," are applicable to the Notes.

  The Indenture does not contain covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

                              RECENT DEVELOPMENTS

  On April 16, 1998, the Company announced its first quarter earnings. Selected consolidated financial data of the Company, based upon unaudited financial data for the three months ended March 31, 1998 and 1997, are as follows:

                                                                   THREE MONTHS
                                                                       ENDED
                                                                    MARCH 31,
                                                                    (UNAUDITED)
                                                                   -------------
                                                                    1998   1997
                                                                   ------ ------
                                                                   (MILLIONS OF
                                                                      DOLLARS
                                                                    EXCEPT PER
                                                                       SHARE
                                                                     AMOUNTS)
      Net Sales................................................... $367.1 $334.6
      Earnings before income taxes................................   59.7   56.4
      Net Earnings................................................   38.0   35.8
      Net Earnings per share (diluted)............................  .49    .46

First quarter net sales rose 10 percent to $367.1 versus year-ago results of $334.6 million. Measured in local currency, worldwide aggregate sales were up 16 percent. Net earnings increased 6 percent to $38.0 million versus year-earlier results of $35.8 million.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
            (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE FIGURES)

                                    1993     1994      1995     1996     1997
                                   -------  -------   -------  -------  -------
Net Sales........................  1,291.6  1,246.8   1,214.5  1,303.5  1,433.7
Operating Earnings...............    223.8    136.1*    205.5    216.7    242.7
Earnings from continuing
 operations......................    128.8     73.2*    135.7    145.9    163.4
Net Earnings.....................     85.6     97.1*    153.7    154.5    158.9
Earnings Per Share (from
 continuing operations--diluted).     1.57     0.88*     1.71     1.86     2.10
Fixed Charge Coverage Ratio......      7.6      6.2*     10.2     11.6     12.9
Earnings as a percent to sales**.     10.0%     5.9%*    11.2%    11.2%    11.4%
Earnings as a percent to
 shareholders' equity**..........     24.2%    13.2%*    24.1%    23.5%    24.7%
Total Debt/Total Capital.........     32.7%    32.9%     35.3%    30.3%    35.4%

--------
* Includes a pretax charge of $68.2 million ($54.0 million after tax) for formation and consolidation expenses.
** Based on earnings from continuing operations before extraordinary loss and effect of accounting changes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1997 VS. 1996

  Sales were $1,434 million in 1997, an increase of 10 percent over last year's sales of $1,304 million. Changes in volume, mix and price increased sales 6 percent over 1996, while acquisitions resulted in a 5 percent gain over last year. Effective July 1, 1997, the Company adopted the policy of reporting freight revenues as a component of sales rather than offsetting freight costs that are included as a component of cost of products sold. This resulted in recognizing additional revenues of approximately $28 million for the year 1997. Adverse foreign currency translation effects resulting from the stronger U.S. dollar compared to virtually all European and Asian currencies reduced 1997 sales by approximately $39 million or 3 percent. Sales for 1997 and 1996 by major operating unit were as follows:

                                                                          1997
                                                                        VS. 1996
                                                     1997     1996      INCREASE
                                                   -------- --------    --------
                                                         (IN MILLIONS)
      Water and Waste Treatment................... $  470.6 $  412.7(1)    14%
      Process Chemicals...........................    379.4    346.4(1)    10
      Europe......................................    317.2    289.3       10
      Latin America...............................    113.1    107.3        5
      Pacific.....................................    153.4    147.8        4
                                                   -------- --------
          Total................................... $1,433.7 $1,303.5       10
                                                   ======== ========

--------
(1) To conform to the 1997 presentation, $3.1 million of 1996 sales which were originally reported in the Process Chemicals Division have been reclassified to the Water and Waste Treatment Division.

  The Water and Waste Treatment Division reported a 14 percent gain in sales over 1996. Slightly more than three-fourths of the increase was attributable to sales by acquired companies and the aforementioned change in the reporting of freight revenues. Modest improvements posted by the other four marketing groups in the Water and Waste Treatment Division accounted for the balance of the change. Sales by the Process Chemicals Division rose 10 percent over last year, with acquisitions and freight revenues representing slightly over one-third of the increase. Excluding freight, the General Industry and Pulp Technologies Groups reported double-digit gains while the Paper Group posted a more modest improvement. The Europe Division reported a 10 percent sales gain with most operations in the Division posting solid improvements in local currencies. Acquisitions and freight revenues had an 11 percent positive effect on Europe Division sales, but this was largely offset by a nearly 9 percent negative impact due to the stronger U.S. dollar compared to European currencies. The Latin America Division reported a 5 percent sales increase with double-digit gains posted by operations in Chile, Mexico and Venezuela. Acquisitions and the change in the reporting of freight revenues were insignificant for the Latin America Division's sales, as well as for the Pacific Division. Pacific Division sales were up 4 percent over 1996 despite a nearly 10 percent negative translation impact resulting from the stronger U.S. dollar compared to Asian currencies. Double-digit gains in local currencies were reported by operations in China, Japan, Korea, Indonesia, the Philippines, Singapore/Malaysia and Thailand.

  Costs of products sold was 43.9 percent of sales for 1997, which reflects the classification of approximately $28 million of freight revenue as a component of sales rather than as an offset to cost of products sold. On a comparable basis, cost of products sold would have been 42.8 percent of sales as compared to 43.6 percent for 1996. This improvement was attributable to the Company's North American operations, and reflected lower raw material costs and tighter control of manufacturing expenses.

  Selling, administrative and research expenses were up $43 million or 8 percent over 1996, with acquisitions accounting for over two-thirds of this increase. Higher selling and service expenses in select markets account for most of the remaining change. The translation effect of changes in foreign currency exchange rates moderated the increase in expenses by approximately $15 million.

  Interest and other income for 1997 decreased $2 million from 1996. Unfavorable foreign currency exchange adjustments, primarily related to operations in the Pacific, accounted for most of the decrease.

  Interest expense of $15 million in 1997 was up $1 million over 1996, and reflected increased average borrowing levels to finance acquisitions and the repurchase of the Company's common stock.

  The Company's equity in earnings of its Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture was $28 million, a $3 million improvement over the $25 million reported in 1996. The increase reflects improved margins and continuing benefits of cost controls.

  If the Company's portion of Nalco/Exxon's income tax expense was reclassified from equity in earnings of partnership to income taxes, the effective tax rate for 1997 and 1996 would have been 37.5 percent and 37.6 percent, respectively.

  Earnings from continuing operations as a percent to sales was 11.4 percent in 1997 compared to 11.2 percent for the year 1996.

  The Company recognized a one-time after-tax charge of $4.5 million during the fourth quarter of 1997, which was comprised of unamortized capitalized business process reengineering costs. (See Note 10 to the Company's consolidated financial statements for the year ended December 31, 1997).

  Because the Company conducts its business worldwide, its earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company continually monitors its exposure to exchange rate risks, and reduces its exposure to changing foreign currency exchange rates through both operational and financial market actions. The Company's products are manufactured in several locations around the world, and its customers are served by locally-based sales engineers. This results in a cost base that is well diversified over a number of international currencies as well as the U.S. dollar. This diverse base of local currencies serves to partially offset the earnings effect of potential changes in the translated value of the Company's local currency denominated revenues. However, the primary operational method of mitigating the effect of foreign currency devaluations is the aggressive pursuit of local currency price increases. The Company also attempts to reduce its exposure to exchange rate fluctuations with regard to transactions through timely settlement of intercompany balances, the use of foreign currency borrowings, balance sheet structure and selective hedging.

  The Company makes limited use of derivative financial instruments such as interest rate swaps and foreign exchange contracts. Interest rate swaps are used to reduce the potential impact of increases in interest rates on floating rate long-term debt, while foreign exchange contracts are used to minimize exposure and reduce risk from exchange rate fluctuations. The Company does not hold or issue financial instruments for trading purposes. (See Note 17 to the Company's consolidated financial statements for the year ended December 31,
1997).

  The Company is involved in environmental clean-up activities in connection with former waste disposal sites and plant locations and litigation in the normal course of business. (See Note 19 to the Company's consolidated financial statements for the year ended December 31, 1997). This involvement has not had, nor is it expected to have, a material effect on the Company's earnings or financial position.

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share," which establishes standards for computing and presenting earnings per share (EPS) and simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15 (APB 15), "Earnings per Share." As prescribed by SFAS 128, the Company retroactively adopted this standard in the fourth quarter 1997, and has restated all prior-period EPS data presented in the Company's consolidated financial statements for the year ended December 31, 1997. The adoption of SFAS 128 had little or no impact on previously reported EPS.

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as all changes in shareholders' equity during a period except those resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net earnings, foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted SFAS 130 in 1997, and all prior-period financial statements presented in the Company's consolidated financial statements for the year ended December 31, 1997 have been reclassified to reflect application of the provisions of SFAS 130. The adoption of SFAS 130 had no impact on the Company's consolidated results of operations, financial condition or cash flows.

1996 VS. 1995

  Sales from continuing operations were $1,304 million in 1996, an increase of 7 percent over 1995 sales of $1,215 million. Sales by Diversey Water Technologies (DWT), a middle market water treatment business which was acquired by the Company in mid-1996, accounted for slightly less than one-third of the improvement. Sales for 1996 and 1995 by major operating unit were as follows:

                                                               1996 VS. 1995
                                               1996     1995     INCREASE
                                             -------- -------- -------------
                                                      (IN MILLIONS)
      Water and Waste Treatment............. $  409.6 $  373.1       10%
      Process Chemicals.....................    349.5    316.9       10
      Europe................................    289.3    285.8        1
      Latin America.........................    107.3     92.6       16
      Pacific...............................    147.8    146.1        1
                                             -------- --------
          Total............................. $1,303.5 $1,214.5        7
                                             ======== ========

  The Water and Waste Treatment Division posted a 10 percent gain in sales over 1995, with slightly more than half of the increase attributable to sales by DWT. Sales by the Process Chemicals Division were up 10 percent over 1995, as the Pulp and Paper Group reported a double-digit gain. Sales by the Europe Division were up 1 percent over 1995. Higher sales in local currencies by most operating units in the region, combined with sales by the European operations of DWT, were largely offset by sales decreases due to the stronger U.S. dollar compared to 1995 and business now with the Nalco/Exxon joint venture. The Latin America Division reported a 16 percent sales gain, as solid double-digit improvements were posted by all but two of the operating units in the region. Reported sales by the Pacific Division were up only 1 percent over 1995 because some business was transferred as of the beginning of 1996 to the Nalco/Exxon joint venture. On a comparable basis, Pacific Division sales increased 12 percent, as solid double-digit improvements were posted by operations in Indonesia and Korea. Sales by the Company's former affiliate company in India, which became a majority owned subsidiary in the fourth quarter of 1995, also contributed to the sales growth in the Pacific Division.

  Cost of products sold was 43.6 percent of sales for 1996, compared with 43.7 percent of sales for 1995. This slight improvement was mainly attributable to higher margins of the newly acquired DWT. Changes in product mix resulted in slightly lower gross margins for the Company's existing North American operations, and gross margins of the three International Divisions were also slightly lower than 1995 on a combined basis.

  Selling, administrative and research expenses in 1996 were up $41 million or 8 percent over 1995. Expenses of DWT and other operations acquired since late 1995, as well as increased spending to support growth in Latin America, the Pacific, and the paper market, accounted for most of the increase.

  Interest and other income for 1996 was down $5 million from 1995. Contributing to this decline were translation losses resulting from the devaluation of the Venezuelan bolivar, lower interest income reflecting a decrease in invested balances, and a gain on the sale of assets recognized in 1995.

  Interest expense of $14 million in 1996 was down $2 million from 1995, which was mainly attributable to lower interest rates.

  The Company's equity in earnings of Nalco/Exxon was $25 million, an $8 million increase over the $17 million reported in 1995. The increase reflected strong growth in the joint venture's international operations, improved operating efficiencies, and business transferred to the joint venture as of the beginning of 1996.

  If the Company's share of the Nalco/Exxon joint venture's income tax expense was reclassified from equity in earnings of partnership to income taxes, the effective tax rate for 1996 and 1995 would have been 37.6 percent and 37.0 percent, respectively.

  Earnings from continuing operations as a percent to sales was 11.2 percent in 1996, which was unchanged from the rate for 1995.

  In late October 1996, the Company completed the sale of its discontinued superabsorbent chemicals business, realizing a gain of $3 million, net of income taxes. Earnings from the discontinued operation, exclusive of the $3 million net gain on the sale, were $6 million in 1996 and $18 million in 1995. (See Note 3 to the Company's consolidated financial statements for the year ended December 31, 1997).

FINANCIAL CONDITION

  Total assets increased $46 million or 3 percent during 1997.

  Accounts receivable were up $8 million or 4 percent. Most of this increase was attributable to the accounts receivable of operations which were acquired by the Company in 1997. (See Note 11 to the Company's consolidated financial statements for the year ended December 31, 1997). Higher worldwide sales levels in the fourth quarter 1997 also contributed to the increase. Conversely, the stronger U.S. dollar reduced the carrying value of the accounts receivable of the Company's international operations. If translation rates were unchanged from year-end 1996, accounts receivable would have been about 10 percent higher than the $242 million reported at the end of 1997.

  Inventories in 1997 were up $4 million or 4 percent over year-ago levels, with acquisitions accounting for approximately three-fourths of the increase. Year-end 1997 inventories would have been about 12 percent higher than reported if foreign currency translation rates were constant from a year ago.

  The $47 million increase in goodwill was attributable to acquisitions made during 1997, partly offset by additional amortization and the translation effect of the stronger U.S. dollar in relation to various foreign currencies compared to the end of 1996.

  Total liabilities increased $48 million or 7 percent during 1997 mostly because of a net increase in short-term and long-term debt which was used primarily to finance acquisitions and repurchases of the Company's common stock.

  Shareholders' equity decreased $2 million during 1997. The translation impact of the stronger U.S. dollar resulted in a $42 million increase in foreign currency translation adjustments and a corresponding decrease in shareholders' equity. Common stock repurchases of 2.0 million shares at a cost of $76 million were partly offset by treasury stock transactions for stock option, benefit and other plans totaling $29 million. Net earnings of $159 million exceeded dividends totaling $78 million.

  The Company's return on average shareholders' equity was 24.7 percent in 1997, slightly higher than the 23.5 percent in 1996 based on earnings from continuing operations.

CASH FLOWS

  One of the Company's most significant financial strengths is its ability to consistently generate strong cash flow from operations. Net cash provided by operating activities was $214 million in 1997, which was generated primarily from net earnings before noncash charges such as depreciation and amortization.

  Significant cash flow requirements in 1997 included capital investments of $101 million, business purchases of approximately $80 million, dividends of $78 million, and $76 million for the reacquisition of common stock.

  In 1996, cash provided by operations was $229 million compared to the 1995 total of $213 million.

  Approximately two-thirds of the 1997 capital investments of $101 million was attributable to investments in North America, which included $16 million for field equipment, an initial investment of $10 million for the implementation of the Company's new global management information systems, $9 million for PORTA-FEED units and $9 million for transportation equipment. The Company plans to continue to invest in internal growth in 1998 and it is expected that capital investments will exceed $100 million.

  Other significant investing activities in 1997 included the acquisition of several businesses that operate in the Company's core markets of water treatment and process chemicals, as well as an additional 24 percent interest in the Company's subsidiary company in Taiwan, for a total of approximately $80 million, net of cash acquired. (See Note 11 to the Company's consolidated financial statements for the year ended December 31, 1997). Investing activities related to the Company's Nalco/Exxon joint venture partnership included an additional $12 million of borrowings from the joint venture.

  Investments in North America accounted for over 60% of the 1996 capital investments of $93 million, which included $18 million for PORTA-FEED units and $10 million for transportation equipment. Investments in manufacturing facilities and related support equipment for operations in Argentina and China totaled $8 million.

  Other significant investing activities in 1996 included the acquisitions of DWT and the water treatment chemicals business of Albright & Wilson U.K. Limited for approximately $83 million, net of cash acquired. Borrowings from Nalco/Exxon totaled $23 million during 1996, and the Company received $41 million from the sale of the discontinued super-absorbent chemicals business.

  Investing activities in 1995 totaled $156 million, which included $127 million for investments in property, plant and equipment. Over two-thirds of the capital spending in 1995 was for investments in the United States and included $26 million for PORTA-FEED units, $17 million for field equipment and $13 million for transportation equipment. Investing activities in 1995 also included the purchase of an additional 25 percent interest of Nalco Chemical India, Ltd., the purchase of the pulp and paper chemical business of Texo Corporation, and additional cash investments in Nalco/Exxon.

  Net financing activities of $32 million in 1997 included dividends paid on common stock of $67 million or $1.00 per share. Since the Company's founding in 1928, it has paid 278 consecutive quarterly dividends, and expects to continue its policy of paying regular cash dividends. The Company continued its stock repurchase program in 1997 by reacquiring 2.0 million shares of common stock at a cost of $76 million. In 1996, the Company reacquired 0.7 million shares of common stock at a cost of $26 million, and 1.3 million shares were repurchased for $42 million in 1995. Cash received from treasury stock issued under option, benefit and other plans totaled $22 million in 1997 and $10 million in both 1996 and 1995. Management believes that the stock repurchase program represents a sound economic investment for the Company's shareholders.

  Other financing activities in 1997 consisted primarily of a net increase in short-term and long-term debt of $95 million.

  Among the most significant financing activities in 1996 and 1995 were payments for cash dividends and the repurchase of common stock.

  Management expects that internal growth in existing businesses will be financed principally from internally generated funds. For general purposes and to support the ESOP loans and the issuance of commercial paper, the Company has a $350 million Revolving Credit Agreement with eleven banks. The credit arrangements were unused at December 31, 1997. (See Note 14 to the Company's consolidated financial statements for the year ended December 31, 1997). With the agreement of the banks, with two weeks notice, this credit can be increased to $600 million. In addition, most foreign subsidiaries have established short-term borrowing facilities in local currency and use them as the need arises. Net debt (short-term and long-term borrowings less cash and cash equivalents) totaled $308 million, $245 million and $278 million at December 31, 1997, 1996 and 1995, respectively.

  Management believes that the Company's strong cash flow, together with its unused debt capacity, provides ample capability for the Company to pursue investment opportunities ranging from internal growth to acquisitions and stock repurchase.

YEAR 2000 COMPLIANCE

  The potential computer system problems that may arise due to the year 2000 (the "Year 2000 Issue") result from computer programs that were designed to use two digits rather than four to define years. Programs that use dates in calculations or sorting may yield unexpected results or fail completely when encountering the year "00" in 2000.

  The Company's Board of Directors authorized the investment of approximately $50 million for the worldwide implementation of new business and management information systems. The systems, based on software purchased from SAP America, Inc., will provide an integrated suite of core business applications to support all major functions worldwide including human resources, finance, environmental health and safety, sales and marketing, and manufacturing and logistics. The new systems are Year 2000 compliant, and will position the Company well to provide uninterrupted service to all of its customers in the year 2000 and beyond. It is expected that more than 80 percent of the estimated cost of implementation will be capitalized. At the time the systems are placed in service, the capitalized costs will be amortized over the systems' estimated useful lives. Implementation by geographic region is planned to occur beginning in 1998 and concluding in 2001.

  The Company is conducting a program to detect problems that may result from the Year 2000 Issue, including problems with any of the Company's current legacy systems that will not be replaced by the year 2000, as well as computerized equipment used at customers' sites. The program also addresses problems that may arise with suppliers, customers, service providers and other third parties. Management fully expects this program, in conjunction with the implementation of the new systems discussed above, to sufficiently address and deal globally with problems in a timely fashion to ensure no disruption in operations. However, failure by other parties to address their own Year 2000 Issue could have a material impact on the Company's ability to conduct its business, although no specific risks have been identified at this time. Costs of conducting this program are being expensed as incurred and are not expected to have a material impact on the results of operations.

FORWARD-LOOKING STATEMENTS

  This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based on current expectations, estimates and assumptions regarding the worldwide economy, technological innovation, competitive activity, interest rates, pricing, currency movements, and the development of certain markets. These statements are not guarantees of future results or events, and involve certain risks and uncertainties which are difficult to predict and many of which are beyond the control of the Company. Actual results and events could differ materially from those anticipated by the forward-looking statements.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of Chase Securities Inc., BancAmerica Robertson Stephens and First Chicago Capital Markets, Inc. (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters severally has agreed to purchase from the Company the aggregate principal amount of the Notes set forth opposite its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

               UNDERWRITERS                                    PRINCIPAL AMOUNT
               ------------                                    ----------------
      Chase Securities Inc....................................   $ 50,000,000
      BancAmerica Robertson Stephens..........................     50,000,000
      First Chicago Capital Markets, Inc......................     50,000,000
                                                                 ------------
          Total...............................................   $150,000,000
                                                                 ============

  The Underwriters have advised the Company that they propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  In connection with the offering of the Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

  From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in various general financing and banking transactions with the Company and its affiliates in the ordinary course of business. The Chase Manhattan Bank, the Trustee, is an affiliate of Chase Securities Inc.

                                 LEGAL MATTERS

  Certain legal matters relating to the Notes offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois and by William
E. Parry, Esq., Vice President and General Counsel of the Company. Mr. Parry is the beneficial owner of approximately 2,510 shares of Nalco Common Stock and holds options to purchase approximately 25,900 shares of Nalco Common Stock. Certain legal matters relating to the Notes offered hereby will be passed upon for the Underwriters by Simpson Thacher & Bartlett, New York, New York.

PROSPECTUS

                                 $400,000,000

                            NALCO CHEMICAL COMPANY

                                DEBT SECURITIES

  Nalco Chemical Company, a Delaware corporation (the "Company"), intends from time to time to issue its unsecured and unsubordinated debt securities (the "Securities") from which the Company will receive up to an aggregate amount of $400,000,000 in proceeds (or its equivalent in foreign currencies or currency units). The Securities will be offered for sale in amounts, at prices and on terms to be determined when an agreement to sell is made or at the time of sale, as the case may be. The Securities may be sold for U.S. dollars, foreign denominated currency or composite currency units, and principal of and any interest on the Securities may likewise be payable in U.S. dollars, foreign denominated currency or composite currency units. For each issue of Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), there is an accompanying Prospectus Supplement (the "Prospectus Supplement") that sets forth the title, designation, aggregate principal amount, designated currency or currency units, rate (which may be fixed or variable) or method of calculation of interest and dates for payment thereof, maturity, priority, premium, if any, authorized denominations, initial price, any redemption or prepayment rights at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price, the form of the Securities (which may be in registered or permanent global form) and other special terms of the Offered Securities, together with the terms of the offering of the Offered Securities and the net proceeds to the Company from the sale thereof.

  The Securities will be sold directly, through agents designated from time to time, through underwriters or dealers, or through a combination of those methods of sale. If any agents of the Company or any underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions and discounts are set forth in the Prospectus Supplement.

                               ----------------

THE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                The date of this Prospectus is April 24, 1998.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The common stock of the Company is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such information may also be accessed electronically by means of the Commission's home page on the World Wide Web located at http://www.sec.gov.

  This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Securities.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed by the Company under the Exchange Act with the Commission, is incorporated herein by reference.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, upon the written or oral request by any person to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to:
Suzzanne J. Gioimo, Secretary, Nalco Chemical Company, One Nalco Center, Naperville, Illinois 60563-1198 (telephone (630) 305-1000).

                                  THE COMPANY

  Nalco Chemical Company is in the business of providing services, chemicals, technology, equipment, and systems (monitoring and surveillance) used in water treatment, pollution control, energy conservation, steelmaking, papermaking, mining and mineral processing, electricity generation, other industrial processes, and commercial building utility systems. Service chemicals are developed, formulated, and manufactured to meet specific customer needs. They are part of value added programs designed to help customers maintain a high level of operating performance and efficiency in their facilities, improve the quality of customers' end products, or help customers meet environmental discharge limits in a cost-effective way. The Company's products are used for purposes such as: control of scale, corrosion, foam and fouling in cooling systems, boilers, and other equipment; clarification of water; separation of liquids and solids; improving combustion; control of dust; lubrication and corrosion protection in rolling, drawing and forming of metals; improving production of pulp and qualities of paper; recovery of minerals; and specialized process applications in a variety of industries. The quality and on-site availability of technical expertise provided through highly qualified personnel are very important considerations to customers. The effective use of the Company's products requires a substantial amount of problem solving, monitoring, and technical assistance on the part of Company employees.

  Service chemicals are usually marketed through the Company's own organization because of the high degree of technical service required. The worldwide field sales force is trained in the application and use of Nalco service chemicals, and is supported by a marketing and research staff of specialists in the technology and use of various Nalco service chemicals. The Company's principal method of competition is based on quality service, product performance and technology through safe, practical applied science.

                                USE OF PROCEEDS

  Except as otherwise set forth in the Prospectus Supplement relating to the Offered Securities, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including repayment of indebtedness, repurchase of common stock, expansion of existing businesses and investments in related business opportunities as they may arise. Pending such use, the net proceeds may be temporarily invested in short-term instruments.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                              YEAR ENDED DECEMBER 31,
            ----------------------------------------------------------------------------------------
            1997           1996                  1995                  1994                     1993
            ----           ----                  ----                  ----                     ----
            12.9x          11.6x                 10.2x                 6.2x(1)                  7.6x

--------
(1) Included in earnings for 1994 was a pretax provision of $68.2 million for formation and consolidation expenses as disclosed in Note 3 to the Company's 1994 consolidated financial statements. If this provision had not been made, the ratio of earnings to fixed charges would have been 8.8x.

  For purposes of calculating this ratio, earnings consist of income from continuing operations before income taxes and extraordinary items, plus minority interests, less undistributed earnings (and plus losses) of affiliates, plus interest expense and amortization of debt discount, fees and expenses, plus one-third of rentals. Fixed charges consist of interest expense and amortization of debt discount, fees and expenses, interest capitalized as part of fixed assets and interest included in rental expense.

                           DESCRIPTION OF SECURITIES

  The Securities are to be issued under an Indenture (the "Indenture") between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

  The following sets forth certain general terms and provisions of the Securities offered hereby. The particular terms of the Securities offered by any Prospectus Supplement (the "Offered Securities") will be described in the Prospectus Supplement relating to such Offered Securities (the "Applicable Prospectus Supplement").

GENERAL

  The Indenture does not limit the amount of Securities that may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series. The Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated obligations of the Company.

  Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Securities will be payable, and the transfer of Securities will be registrable, at the office or agency to be maintained by the Company in New York, New York, and at any other office or agency maintained by the Company for such purpose. The Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

  The Applicable Prospectus Supplement will describe the following terms of the Offered Securities: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the Person to whom any interest on the Offered Securities shall be payable, if other than the person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of the Offered Securities is payable; (5) the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on the Offered Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem, purchase or repay the Offered Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Securities will be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Securities will be payable if other than the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Securities may be determined with reference to an index or formula, the manner in which such amounts will be determined; (12) if the principal of or any premium or interest on any Offered Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Offered Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance;" (14) whether the Offered Securities will be issuable, in whole or in part, in the form of one or more Book-Entry Securities as described under "Book-Entry Securities," and, in such case, the depository appointed by the Company or its nominee with respect to the Offered Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depository or its nominee; (15) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities which will be payable upon declaration of acceleration of the Maturity thereof; and (16) any other terms of the Offered Securities.

  The Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to Original Issue Discount Securities and any Securities treated as having been issued with original issue discount for federal income tax purposes will be described in the Applicable Prospectus Supplement. "Original Issue Discount Securities" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture does not contain covenants or other provisions designed to afford holders of the Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

BOOK-ENTRY SECURITIES

  Unless otherwise provided in the Prospectus Supplement, the Securities will be represented by one or more certificates (the "Global Securities"). The Global Security representing Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or other successor depository appointed by the Company (DTC or such other depository being the "Depository") and registered in the name of the Depository or its nominee. Unless otherwise provided in the Prospectus Supplement, Securities will not be issued in definitive form. If the aggregate principal amount of any issue exceeds $200 million, one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants who deposit securities with DTC directly ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

  Upon the issuance by the Company of Securities represented by a Global Security, purchases of Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

  So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the

Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Securities represented by the Global Security will not be entitled to have Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

  To facilitate subsequent transfers, all Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Payments of principal of and premium, if any, and interest on the Securities represented by the Global Security registered in the name of DTC or its nominee will be made by the Company through the Trustee under the Indenture or a paying agent (the "Paying Agent"), which may also be the Trustee under the Indenture, to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company has been advised that DTC, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Security, will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Securities represented by such Global Security.

  The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN COVENANTS OF THE COMPANY

  Restrictions on Secured Funded Debt. The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, incur, issue, assume, guarantee or create any Secured Funded Debt, without effectively providing concurrently with the incurrence, issuance, assumption, guaranty or creation of any such Secured Funded Debt that the Outstanding Securities (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Outstanding Securities) will be secured equally and ratably with (or prior to) such Secured Funded Debt, so long as such Secured Funded Debt will be secured by a Lien, unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Secured Funded Debt of the Company and its Restricted Subsidiaries together with all Attributable Debt in respect of sale and leaseback transactions relating to a Principal Property (with the exception of Attributable Debt which is excluded pursuant to clauses (1) to (6) described under "Limitations on Sales and Leasebacks" below), would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from Secured Funded Debt in any computation under this restriction, Funded Debt secured by: (1) Liens on property, shares of capital stock or indebtedness of any corporation existing at the time such corporation becomes a Subsidiary; (2) Liens on property, shares of capital stock or indebtedness existing at the time of acquisition thereof or incurred within 180 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by the Company or any Restricted Subsidiary; (3) Liens on property, shares of capital stock or indebtedness acquired (or constructed) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price) thereof; (4) Liens in favor of the Company or any Restricted Subsidiary; (5) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute; (6) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code; (7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt, if made and continuing in the ordinary course of business; (8) Liens incurred (no matter when created) in connection with the Company's or a Restricted Subsidiary's engaging in leveraged or single-investor lease transactions; provided, however, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of the Company or such Restricted Subsidiary; (9) Liens under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which the Company or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens, and Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by the Company or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of the Company, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries; (10) Liens incurred to finance all or any portion of the cost of construction, alteration or repair of any Principal Property and improvements thereto created prior to or within 270 days after completion of such construction, alteration or repair; (11) Liens outstanding on the date of the Indenture; or (12) any extension, renewal, refunding or replacement of the foregoing.

  "Attributable Debt" means, as to any particular lease under which either the Company or any Restricted Subsidiary is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such determination date at a rate per annum equivalent to the greater of (a) the weighted-average Yield to Maturity (as defined in the Indenture) of the Outstanding Securities, such average being weighted by the principal amount of the Outstanding Securities of each series or, in the case of Original Issue Discount Securities (as defined in the Indenture), such amount to be the principal amount of such outstanding Original Issue Discount Securities that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to the Indenture and (b) the interest rate inherent in such lease (as determined in good faith by the Company), both to be compounded semi-annually.

  "Consolidated Net Tangible Assets" means, at any date, the total assets appearing on the most recent consolidated balance sheet of the Company and its Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, less (a) investments in and advances to affiliates as shown on the consolidated balance sheet of the Company and its Subsidiaries, and (b) Intangible Assets.

  "Funded Debt" means (i) any indebtedness of the Company or a Restricted Subsidiary maturing more than 12 months after the time of computation thereof,
(ii) guarantees of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) in the case of any Restricted Subsidiary, all preferred stock having mandatory redemption provisions of such Restricted Subsidiary as reflected on such Restricted Subsidiary's balance sheet prepared in accordance with generally accepted accounting principles, and (iv) all Capital Lease Obligations (as defined in the Indenture).

  "Indebtedness" means, at any date, without duplication, (i) all obligations for borrowed money of the Company or a Restricted Subsidiary or any other indebtedness of the Company or a Restricted Subsidiary, evidenced by bonds, debentures, notes or other similar instruments, and (ii) Funded Debt.

  "Intangible Assets" means, at any date, the value (net of any applicable reserves), as shown on or reflected in the most recent consolidated balance sheet of the Company and its Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (i) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles, but excluding, for purposes of this definition, the ascribed value relating to the assembled sales force and existing customer lists for any acquisition by the Company or any of its Subsidiaries after the date of the Indenture, and (ii) unamortized debt discount and expense, less unamortized premium.

  "Liens" means such pledges, mortgages, security interests and other liens which secure Secured Funded Debt.

  "Principal Property" means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 2% of the Consolidated Net Tangible Assets, other than any such building, structure or other facility or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) which, in the opinion of the Board of Directors of the Company (as evidenced by a resolution of the Board of Directors to such effect which is provided to the Trustee), is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole.

  "Restricted Subsidiary" means, at any date, each Subsidiary organized in the United States with total assets, as reflected in the most recent balance sheet of the Subsidiary as at the end of the fiscal quarter of such Subsidiary ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, greater than 2% of Consolidated Net Tangible Assets. Restricted Subsidiaries shall not include: (a) Nalco/Exxon Energy Chemicals, Inc., (b) Nalco/Exxon Energy Chemicals, L.P., (c) Nalco TWO, Inc. (d) Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture, (e) Nalco Leasing Corporation, and (f) any Subsidiary of any of the foregoing.

  "Secured Funded Debt" means Funded Debt which is secured by any pledge of, or mortgage, security interest or other lien on any (i) Principal Property (whether owned on the date of the Indenture or thereafter acquired or created), (ii) shares of stock owned by the Company or a Subsidiary in a Restricted Subsidiary or (iii) indebtedness of a Restricted Subsidiary.

  "Subsidiary" means any corporation of which at least a majority of the outstanding stock, which under ordinary circumstances (not dependent upon the happening of a contingency) has voting power to elect a majority of the board of directors (or similar management body) of such corporation, is owned directly or indirectly by the Company or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries.

  Limitation on Sales and Leasebacks. The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property of the Company or any Restricted Subsidiary, which Principal Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person (a "sale and leaseback transaction") unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such sale and leaseback transactions plus all Secured Funded Debt (with the exception of Funded Debt secured by liens which is excluded pursuant to clauses (1) to (12) described under "Restrictions on Secured Funded Debt" above) would not exceed 15% of Consolidated Net Tangible Assets. This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under "Restrictions on Secured Funded Debt" above, Attributable Debt with respect to any sale and leaseback transaction if: (1) the Company or a Restricted Subsidiary is permitted to create Funded Debt secured by a Lien pursuant to clauses (1) to (12) inclusive described under "Restrictions on Secured Funded Debt" above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the Outstanding Securities;
(2) the Company or a Restricted Subsidiary, within 270 days after the sale or transfer shall have been made by the Company or a Restricted Subsidiary, shall apply an amount in cash equal to the greater of (i) the net proceeds of the sale or transfer of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Controller of the Company) to the retirement of Secured Funded Debt of the Company or any Restricted Subsidiary (other than Secured Funded Debt owned by the Company or any Restricted Subsidiary); (3) the Company or a Restricted Subsidiary invests the net proceeds, or an amount equal to the anticipated net proceeds, of the sale or transfer of the Principal Property leased pursuant to such transaction, within 270 days prior to or subsequent to such sale or transfer, in other property having a fair market value (as determined by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Controller of the Company) at least equal to the fair market value of the Principal Property so leased; (4) the effective date of any such arrangement is within 270 days of the acquisition of the Principal Property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of operation thereof, whichever is later; (5) the lease in such sale and leaseback transaction is for a term, including renewals, of not more than five years; or (6) the sale and leaseback transaction is entered into between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay any interest on any Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Security of that series when due; (c) failure to deposit any sinking fund or other payment, when due, in respect of any Security of that series; (d) failure to perform, or breach of, any other covenant or warranty of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities thereunder other than that series) continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization of the Company; or (f) any other Event of Default provided with respect to Securities of that series.

  If any Event of Default with respect to the Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holder or Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration.

  Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series.

  No Holder of any series of Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Security for enforcement of payment of the principal of and premium, if any, or interest on such Security on or after the respective due dates expressed in such Security.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holder or Holders of not less than the majority in aggregate principal amount of the Outstanding Securities of each series issued under the Indenture and affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder or Holders of all Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Security (including in the case of an Original

Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, or premium, if any, or interest on any Security; (iv) impair the right to institute suit for the enforcement of any payment on any Security on or at the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The Holder or Holders of at least a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. The Holder or Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected thereby.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge into any other corporation (as defined) or transfer or lease its assets substantially as an entirety to any corporation and may not permit any corporation to merge into or consolidate with the Company or transfer or lease its assets substantially as an entirety to the Company, unless (i) any successor or purchaser is a corporation organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Securities under a supplemental Indenture,
(ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company become subject to a mortgage not permitted by the Indenture, the Company or such successor corporation, as the case may be, takes such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby, and
(iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that, if such provision is made applicable to the Securities of any series pursuant to Section 3.1 of the Indenture, the Company, at the Company's option, (a) will be discharged from any and all obligations in respect of the Outstanding Securities of any series (except for certain obligations to register the transfer of or exchange of Securities of such series, replace stolen, lost or mutilated Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, including those described under "Certain Covenants of the Company," and the occurrence of an event described in clause (d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations, which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all the principal of, premium, if any, and interest on the Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of the Securities of such series. Such a trust may be established only if, among other things, (i) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company, (ii) such defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound and (iii) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit or defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred, which Opinion of Counsel, in the case of clause (a) above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to the Company, or otherwise a change in applicable federal income tax law occurring after the date of the Indenture. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Securities of any series as described under clause (b) above and the Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

CONCERNING THE TRUSTEE

  The Chase Manhattan Bank will be the Trustee under the Indenture. The Trustee and its affiliates perform services for the Company in the ordinary course of business and the Trustee is a lender bank under the Company's credit facilities.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities being offered hereby through agents, through underwriters and through dealers, and Securities may be sold to other purchasers directly or through agents or through a combination of any such methods of sale.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

  Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent who may be deemed to be an underwriter (as defined in the Securities Act) involved in the offer or sale of the Securities (as defined in this Prospectus) will be named in the Applicable Prospectus Supplement. The Applicable Prospectus Supplement will also set forth any commissions payable by the Company to such agent. Agents may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such agents or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business. Unless otherwise indicated in the Applicable Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

  If any underwriters are utilized in the sale of the Securities, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them, and the names of the underwriters and the terms of the transaction will be set forth in the Applicable Prospectus Supplement that will be used by the underwriters to make sales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled under the relevant underwriting agreement to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such underwriters or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

  If dealers are utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealers as principal. The dealers may then resell such Securities to the public at fixed prices or varying prices to be determined by such dealers at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such dealers or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

  Unless otherwise indicated in the Applicable Prospectus Supplement, Securities are not proposed to be listed on a securities exchange, and any underwriters or dealers will not be obligated to make a market in Securities. The Company cannot predict the activity or liquidity of any trading in the Securities.

                                 LEGAL MATTERS

  Unless otherwise indicated in a supplement to this Prospectus, certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois. The legality of the Securities offered hereby will be passed upon for the underwriters, dealers and agents, if any, as set forth in the Prospectus Supplement.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PRO-SPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION IS UN-LAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CRE-ATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

-------------------------------------------------------------------------------
TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

The Company                                                               S-2
Use of Proceeds                                                           S-2
Description of the Notes                                                  S-3
Recent Developments                                                       S-4
Summary Consolidated Financial Information                                S-4
Management's Discussion and Analysis of Financial Condition and Results
 of Operations                                                            S-4
Underwriting                                                             S-11
Legal Matters                                                            S-12

PROSPECTUS

Available Information                                                       2
Documents Incorporated by Reference                                         2
The Company                                                                 3
Use of Proceeds                                                             3
Ratio of Earnings to Fixed Charges                                          3
Description of Securities                                                   3
Plan of Distribution                                                       12
Legal Matters                                                              13
Experts                                                                    13

Prospectus Supplement

NALCO CHEMICAL COMPANY

$150,000,000

6 1/4% NOTES DUE 2008



                                     LOGO



CHASE SECURITIES INC.
BANCAMERICA ROBERTSON STEPHENS
FIRST CHICAGO CAPITAL MARKETS, INC.

Dated May 7, 1998